SNET LOGO                                 NEWS RELEASE
                                          227 Church Street
                                          New Haven, Connecticut 06510


                                        October 15, 1998

For more information contact: Kevin Moore
                         (203) 771-2136

        SNET Third Quarter Net Income $54.5 Million;
               Diluted Earnings Per Share $.79

New Haven, Conn., Southern New England Telecommunications
Corporation (SNET) -- (NYSE: SNG) -- announced today that third quarter net income for 1998 was $54.5 million, compared with $49.1 million in the third quarter of 1997.
Diluted earnings per share were $.79 for the quarter versus
$.74 during the same period last year.

Affecting third quarter 1998 was the approximately $8 million negative impact of a 26-day strike partially offset by approximately $6 million from the change in accounting for Publishing previously announced in first quarter, 1998.

Daniel J. Miglio, SNET's chairman and chief executive officer, said, "Fortunately, the recent strike is behind us and we are all diligently working to get customer service back on track.

"We are looking forward to our imminent merger with SBC Communications," he added. "In September, we received the Connecticut Department of Public Utility Control's final approval of the merger and we are awaiting a decision by the Federal Communications Commission, which is expected soon."
                           -more-

                             -2-
REVENUES
Consolidated revenues and sales for the quarter were $540.3 million, up 6.0%.
     Wireline revenues grew to $428.0 million, an increase of 1.1%. Local service revenues were up 3.5%, primarily the result of a 3.9% gain in access lines. Line growth in the third quarter was less than recent quarters due to strike-related delays in getting new lines installed.
     Network access revenues increased 6.2%, primarily a result of growth in minutes of use, somewhat offset by the effects of the FCC's access reform. In-state toll revenues decreased 10.0%, reflecting the continued competitive marketplace in Connecticut. Revenues from the interstate/international long-distance business grew 6.5%, due primarily to a significant increase in customers. We now serve 44% of the lines for interstate service in our state.

     Wireless revenues were $66.9 million, up 14.8%, reflecting a 12.9% growth in the subscriber base to 483,000 customers.
     Our growth is bolstered by the continued deployment of digital technology.

     Information and Entertainment revenues grew by 38.5% to $65.5 million, due primarily to the change in accounting for Publishing announced in the first quarter and growth in our cable TV and Internet businesses. We now serve 107,000 Internet customers and 21,000 cable TV customers.

EXPENSES
Consolidated operating expenses for the third quarter increased to $325.7 million, up 8.1%. Net strike-related expenses were approximately $8.0 million, reflecting management overtime, contractors, security and continued benefits to striking employees, less wages not paid to those striking employees.
                           -more-

                             -3-
     Wireline operating expenses rose $16.0 million, or 6.1%, due primarily to strike-related costs and regulatory mandates such as local number portability.

     Wireless operating expenses increased $7.5 million, or 19.9% to support customer growth including the promotion of digital service.

     Information and Entertainment operating expenses rose by $12.1 million, or 46.5%, due to the previously discussed change in Publishing accounting as well as increased costs to grow the customer base for cable TV and Internet.

Depreciation and amortization expenses were $89.7 million, down 5.6%, due primarily to the absence of depreciation on analog switching equipment. The analog technology is being replaced by digital switching and as of June 30, 1998 the older analog equipment was fully depreciated.

Interest expense was essentially flat at $21.9 million.
Income taxes were $32.7 million, up $3.3 million or 11.2%, the result of higher pre-tax income.

OUTSTANDING SHARES
The weighted average number of outstanding shares for the quarter for basic and diluted EPS increased by 3.0% and 3.6% respectively, primarily the result of the exercise of employee stock options during 1998.

SNET is a leading information, communication and entertainment company in Connecticut, offering a full range of wireline products including SNET All Distance[R] service as well as wireless voice and data services, Internet access and cable TV. The company is building I-SNET[R], a statewide broadband information superhighway. In the latest J.D.
Power national customer satisfaction survey, SNET was ranked the number one long-distance company in America among mainstream users for the second straight year.


                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended September 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                   (Unaudited)
                             For the 3 Months Ended     Percent
                                  September 30,         Change
                                 1998      1997
    INCOME STATEMENT
    Revenues and Sales         $540.3    $509.7           6.0%
    Costs and Expenses:
     Operating and maintenance  325.7     301.3           8.1%
     Depreciation
      and amortization           89.7      95.0          (5.6%)
     Taxes other than income     13.9      14.2          (2.1%)
      Total Costs and Expenses  429.3     410.5           4.6%
    Operating Income            111.0      99.2          11.9%
    Interest expense             21.9      22.4          (2.2%)
    Other income, net            (1.9)      1.7
    Income Before Income Taxes   87.2      78.5          11.1%
    Income taxes                 32.7      29.4          11.2%
    Net Income                  $54.5     $49.1          11.0%

    Weighted Average Basic Common Shares
     Outstanding (thousands)*  68,340    66,332           3.0%

    Weighted Average Diluted Common Shares
     Outstanding (thousands)*  68,862    66,498           3.6%

    * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128,"Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
    As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.



                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended September 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                        (Unaudited)
                                For the 3 Months Ended  Percent
                                      September 30,     Change
                                     1998      1997

BASIC EARNINGS PER COMMON SHARE*
    Net Income**                    $0.80     $0.74      8.1%

DILUTED EARNINGS PER COMMON SHARE*
    Net Income**                    $0.79     $0.74      6.8%

    STATISTICS
    Access Lines in Service
       (thousands)                  2,345     2,257      3.9%
    Interstate Minutes of Use
       (millions)                   2,187     2,097      4.3%


    * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128,"Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
    As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.

    ** 1997 amount does not include the accounting change. If the accounting change had been applied to 1997, Basic and Diluted Earnings Per Share Before Extraordinary Charge and Accounting Change for the period would have been $.80. The Basic and Diluted Earnings Per Share percent change for the period would have been 0.0% and (1.3%), respectively.


                            SNET
         Preliminary Summary of Consolidated Results
        For the Nine Months Ended September 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                   (Unaudited)
                             For the 9 Months Ended     Percent
                                   September 30,        Change
                                 1998      1997
    INCOME STATEMENT
    Revenues and Sales        $1,606.0  $1,494.0           7.5%
    Costs and Expenses:
     Operating and maintenance   953.5     878.2           8.6%
     Depreciation
      and amortization           280.5     281.0           (.2%)
     Taxes other than income      40.3      40.7          (1.0%)
      Total Costs and Expenses 1,274.3   1,199.9           6.2%
    Operating Income             331.7     294.1          12.8%
    Interest expense              66.8      67.5          (1.0%)
    Other income, net             (2.5)      5.7
    Income Before Income Taxes   262.4     232.3          13.0%
    Income taxes                  98.4      87.1          13.0%
    Income Before Extraordinary
      Charge and Accounting
      Change                     164.0     145.2          12.9%
    Extraordinary Charge,
      Net of Tax                    -       (3.7)
    Accounting Change, Net of
      Tax                         15.5        -

    Net Income                  $179.5    $141.5          26.9%

    Weighted Average Basic Common Shares
     Outstanding (thousands)*   67,867    66,011           2.8%

    Weighted Average Diluted Common Shares
     Outstanding (thousands)*   68,501    66,114           3.6%

    * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
    As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.



                            SNET
          Preliminary Summary of Consolidated Results
        For the Nine Months Ended September 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                     (Unaudited)
                               For the 9 Months Ended    Percent
                                      September 30,       Change
                                    1998      1997

BASIC EARNINGS PER COMMON SHARE*
    Income Before
      Extraordinary Charge and
      Accounting Change**          $2.42      $2.20        10.0%
    Extraordinary Charge,
         Net of Tax                  -        (0.06)
    Accounting Change, Net of Tax    .23        -
    Net Income                     $2.65      $2.14        23.8%

DILUTED EARNINGS PER COMMON SHARE*
    Income Before
      Extraordinary Charge and
      Accounting Change**          $2.39      $2.20         8.6%
    Extraordinary Charge,
      Net of Tax                     -        (0.06)
    Accounting Change, Net of Tax    .23        -
    Net Income                     $2.62      $2.14        22.4%




    * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
    As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.

    ** 1997 amount does not include the accounting change. If the accounting change had been applied to 1997, Basic and Diluted Earnings Per Share Before Extraordinary Charge and Accounting Change for the period would have been $2.33. The Basic and Diluted Earnings Per Share percent change for the period would have been 3.8% and 2.6%, respectively.


                            SNET
       Preliminary Operating and Financial Statistics
                         (Unaudited)


                                                      Percent
                                 At September 30,     Change
                                  1998      1997

Total Assets (millions)       $2,841.9   $2,774.3       2.4%

Long-term Debt (millions)     $1,140.5   $1,184.1      (3.7%)

Access Lines in Service
       (thousands)              2,345      2,257        3.9%





                            For the 9 Months Ended     Percent
                                  September 30,        Change
                                  1998      1997

Dividends Per Common Share       $1.32       $1.32

Book Value Per Common Share     $11.45       $8.50      34.7%

Interstate Minutes of Use
       (millions)                6,519       6,198       5.2%